UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34784

AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By :	/S/ CATHERINE QIN ZHANG
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: August 13, 2010

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Announces Second Quarter 2010 Results

Net Revenues Increased by 63.1% Year-over-Year to $22.1 Million;

Net Income Attributable to AutoNavi Shareholders Increased by 180.5% Year-over-Year to $6.2 Million

BEIJING, August 12, 2010 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the quarter ended June 30, 2010.

Second Quarter 2010 Highlights

•	Net revenues in the second quarter of 2010 were $22.1 million, an increase of 63.1% year-over-year from $13.6 million in the second quarter of 2009.

•	Gross profit in the second quarter of 2010 was $14.7 million, an increase of 63.0% year-over-year from $9.0 million in the second quarter of 2009.

•	Operating income in the second quarter of 2010 was $7.2 million, an increase of 156.5% year-over-year from $2.8 million in the second quarter of 2009.

•	Net income attributable to AutoNavi shareholders was $6.2 million, an increase of 180.5% year-over-year from $2.2 million in the second quarter of 2009.

“We are excited to report quarterly earnings for the first time as a public company,” said Mr. Congwu Cheng, AutoNavi’s chief executive officer. “We continued to achieve strong overall growth in the second quarter as we leveraged our leading market position and advanced technology platform to capitalize on growth opportunities in our key business lines. With the increased brand awareness following our successful IPO in July, we hope to further solidify our market position, expand our business and scale up our revenues to achieve better profitability.”

Second Quarter 2010 Results

Revenues

Net revenues in the second quarter of 2010 were $22.1 million, representing an increase of 63.1% year-over-year from the second quarter of 2009 and 33.4% sequentially from the first quarter of 2010.

Automotive Navigation

Net revenues from the automotive navigation market in the second quarter of 2010 were $16.6 million, an increase of 125.7% year-over-year and 35.8% sequentially. The increases were mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China that are equipped with these systems.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the second quarter of 2010 were $2.0 million, a decrease of 55.9% year-over-year and 11.2% sequentially, mainly due to a decrease in revenues from the aerial photogrammetry business. The year-over-year decrease in revenues from the aerial photogrammetry business was primarily attributable to a relatively large portion of revenues in the second quarter of 2009 associated with the central government’s second national land survey project and, to a lesser extent, the flight schedule delays caused by unfavorable weather conditions during the second quarter of 2010. The sequential decrease was mainly due to the flight schedule delays caused by unfavorable weather conditions during the second quarter of 2010.

Wireless and Internet Location-based Solutions

Net revenues from the wireless and Internet location-based solutions business in the second quarter of 2010 were $2.5 million, an increase of 137.1% year-over-year and 42.9% sequentially. The increases were mainly due to an increase in revenues derived from pre-installing the Company’s navigation solutions on certain mobile phone models and an increase in revenues from the Company’s Internet map application business.

Cost of Revenues

Cost of revenues in the second quarter of 2010 was $7.5 million, representing an increase of 63.5% year-over-year and 31.9% sequentially. The year-over-year and sequential increases were due to increased direct production costs as well as an increase in salary and benefit expenses as a result of the expansion of the Company’s data collection and processing work force as the Company continues to enhance the quality, coverage and depth of its digital map database.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2010 was $14.7 million, an increase of 63.0% year-over-year and 34.2% sequentially. Gross margin, or gross profit as a percentage of net revenues, was 66.2% in the second quarter of 2010, compared to 66.3% in the year-ago period and 65.9% in the previous quarter.

Operating Expenses

Total operating expenses in the second quarter of 2010 were $7.4 million, an increase of 20.4% year-over-year and a decrease of 19.7% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $6.5 million, an increase of 38.4% year-over-year and 20.9% sequentially.

Research and development (“R&D”) expenses increased by 59.3% year-over-year and by 13.7% sequentially to $2.8 million. The year-over-year increase was primarily due to the increase in share-based compensation expenses and higher salary and benefit expenses as the Company hired additional R&D personnel to improve the efficiency of its technology platform and expand its technological capabilities. The sequential increase was mainly due to the increased salary and benefit expenses associated with increased R&D headcount. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased by 59.6% year-over-year and by 22.7% sequentially to $2.3 million.

Selling and marketing expenses increased by 64.9% year-over-year and decreased by 6.2% sequentially to $2.1 million. The year-over-year increase was primarily due to the higher share-based compensation expenses as compared with those in the second quarter of 2009 as well as the higher salary and benefit expenses as a result of an increased sales headcount. The sequential decrease was primarily due to the lower share-based compensation expenses as compared with those in the first quarter of 2010, partially offset by the increased salary and benefit expenses associated with additional sales headcount. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 47.4% year-over-year and by 18.7% sequentially to $1.8 million.

General and administrative expenses decreased by 20.1% year-over-year and by 44.8% sequentially to $2.5 million. The year-over-year decrease was primarily due to the higher share-based compensation expenses in the second quarter of 2009, partially offset by the increase in professional service expenses in the second quarter of 2010. The sequential decrease was primarily due to the higher share-based compensation expenses in the first quarter of 2010, partially offset by the increase in professional service expenses in the second quarter of 2010. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 17.6% year-over-year and by 20.8% sequentially to $2.4 million.

Operating Income and Operating Margin

Operating income in the second quarter of 2010 was $7.2 million, an increase of 156.5% year-over-year and 320.3% sequentially. Operating margin, or operating income as a percentage of net revenues, was 32.6% in the second quarter of 2010, compared to 20.8% in the year-ago period and 10.4% in the previous quarter.

Non-GAAP operating income, which excludes share-based compensation expenses, in the second quarter of 2010 was $8.3 million, an increase of 88.8% year-over-year and 38.4% sequentially. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 37.5% in the second quarter of 2010, compared to 32.4% in the year-ago period and 36.1% in the previous quarter.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders in the second quarter of 2010 was $6.2 million, an increase of 180.5% year-over-year and 593.9% sequentially. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the second quarter of 2010 was $0.15. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, in the second quarter of 2010 was $7.3 million, an increase of 73.1% year-over-year and 41.0% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the second quarter of 2010 was $ $0.18.

Cash Flow

Net cash provided by operating activities was approximately $10 million for the second quarter of 2010. As of June 30, 2010, the Company had $64.2 million in cash.

Recent Business Updates

Initial Public Offering

On July 7, 2010, AutoNavi completed an initial public offering of a total of 9,918,750 ADSs at a public offering price of $12.50 per ADS. The Company sold 8,793,750 ADSs and the selling shareholders sold 1,125,000 ADSs. Net proceeds to the Company from the offering were approximately $98.6 million after deducting underwriting discounts and commissions as well as offering expenses payable by the Company.

Business Outlook

The Company estimates that its net revenues for the full year of 2010 will be in the range of $74 million to $77 million, an increase of 30% to 35% on a year-over-year basis.

Conference Call Information

AutoNavi management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on August 12, 2010 (8:00 a.m. Beijing/Hong Kong Time on August 13, 2010) to discuss results and highlights from the quarter and answer questions.

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-270-6057

U.S./International:	+1-617-213-8891

Hong Kong:	+852-3002-1672

United Kingdom:	+44-207-365-8426

Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until August 19, 2010:

International:	+1-617-801-6888

Passcode:	50724532

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 2.8 million kilometers of roadway and over 12.5 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, wireless location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the wireless/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP operating margin, (7) non-GAAP net income attributable to AutoNavi shareholders, and (8) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, each of which excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-5985-9538

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Balance Sheet

(In thousands of U.S. dollars)

	June 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash	64,157	34,716
Restricted cash	472	469
Accounts receivables	20,678	18,743
Amount due from related parties, non-trading	1,770	16,663
Prepaid expenses and other current assets	7,082	3,895
Deferred costs in connection with IPO	1,921	1,054
Deferred tax assets, current	475	469

Total current assets	96,555	76,009

Property and equipment, net	20,082	20,587
Equity method investment	5,299	5,163
Acquired intangible assets, net	1,165	1,326
Goodwill	3,155	3,134
Deferred tax assets, non-current	132	79
Other long term assets	349	332

Total assets	126,737	106,630

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,087	494
Deferred revenue	4,647	3,073
Accrued expenses and other current liabilities	13,524	10,651
Income taxes payable	3,440	1,983

Total current liabilities	22,698	16,201
Deferred tax liability, non-current	498	532

Total liabilities	23,196	16,733

Series A convertible redeemable preferred shares	39,326	39,326

Stockholders’ equity:
Ordinary shares	11	11
Additional paid-in capital	30,517	25,178
Statutory reserve	4,943	3,712
Retained earnings	17,390	11,498
Accumulated other comprehensive income	8,610	7,923

Total AutoNavi Holding Limited Shareholders’ Equity	61,471	48,322
Non-controlling interest	2,744	2,249
Total equity	64,215	50,571
Total liabilities, series A convertible redeemable preferred shares, and total equity	126,737	106,630

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share data)

	June 30, 2010	June 30, 2009	March 31, 2010
Revenues	22,647	14,061	17,001
Business tax	(507)	(489)	(402)

Net revenues	22,140	13,572	16,599
Cost of revenues	(7,475)	(4,573)	(5,668)

Gross profit	14,665	8,999	10,931

Operating expenses
Research and development	(2,811)	(1,764)	(2,471)
Selling and marketing	(2,136)	(1,295)	(2,276)
General and administrative	(2,496)	(3,123)	(4,522)

Total operating expenses	(7,443)	(6,182)	(9,269)
Government subsidies	5	—	57

Operating income	7,227	2,817	1,719

Interest income	126	52	72

Income before income taxes, share of net income of equity accounted investment and discontinued operations	7,353	2,869	1,791
Income tax expense	(1,008)	(219)	(637)
Share of net income of equity method accounted investment	88	129	13

Income from continuing operations	6,433	2,779	1,167

Discontinued operations
Loss on discontinued operations before income tax	—	(434)	—
Income tax benefit	—	15	—

Loss on discontinued operations, net of tax	—	(419)	—

Net income	6,433	2,360	1,167
Less: Net income/(loss) attributable to noncontrolling interest	207	141	270
Net income attributable to AutoNavi Holdings Limited shareholders	6,226	2,219	897

Net income per share
Net income from continuing operations attributable to
AutoNavi Holdings Limited shareholders
Basic	0.04	0.02	0.01
Diluted	0.04	0.02	0.01
Net Income per Series A preferred share-Basic	0.04	0.02	0.01

Net loss on discontinued operations attributable to
AutoNavi Holdings Limited shareholders
Basic	—	(0.01)	—
Diluted	—	(0.01)	—
Net loss per Series A preferred share-Basic	—	(0.01)	—

Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.04	0.01	0.01
Diluted	0.04	0.01	0.01
Net income per Series A preferred share-Basic	0.04	0.01	0.01

Weighted average number of shares used in calculating net income per ordinary share
Basic	112,298,000	116,440,308	108,292,011
Diluted	162,757,988	156,474,253	158,515,244
Weighted average number of shares used in calculating net income per Series A preferred share	40,000,000	40,000,000	40,000,000

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures

(In thousands of U.S. dollars, except percentage and per ADS data)

	For the three months ended
	June 30, 2010	June 30, 2009	March 31, 2010
Total operating expenses	7,443	6,182	9,269
Share-based compensation	(940)	(1,484)	(3,888)
Non-GAAP total operating expenses	6,503	4,698	5,381

R&D expenses	2,811	1,764	2,471
Share-based compensation	(508)	(321)	(595)
Non-GAAP R&D expenses	2,303	1,443	1,876

Selling and marketing expenses	2,136	1,295	2,276
Share-based compensation	(290)	(43)	(720)
Non-GAAP selling and marketing expenses	1,846	1,252	1,556

General and administrative expenses	2,496	3,123	4,522
Share-based compensation	(142)	(1,120)	(2,573)
Non-GAAP general and administrative expenses	2,354	2,003	1,949

Operating income	7,227	2,817	1,719
Share-based compensation	1,066	1,575	4,273
Non-GAAP operating income	8,293	4,392	5,992

Operating margin	32.60%	20.80%	10.40%
Share-based compensation	4.90%	11.60%	25.70%
Non-GAAP operating margin	37.50%	32.40%	36.10%

Net income attributable to AutoNavi Holdings Limited shareholders	6,226	2,219	897
Discontinued operation, net of tax	—	419	—
Share-based compensation	1,066	1,575	4,273
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	7,292	4,213	5,170

	For the three months ended June 30, 2010
	GAAP	Adjustments	Non-GAAP(a)

Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.15	0.03	0.18

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders for the respective periods (after adjusting for the ADS to ordinary share ratio).